October 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Eranga Dias
Evan Ewing

Re:	Unusual Machines, Inc.
Registration Statement on Form S-1 Filed September 11, 2024 File No. 333-282035

Ladies and Gentlemen:

This letter is submitted on behalf of Unusual Machines, Inc. (the “Company”), in response to the comment letter dated October 7, 2024, issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed September 11, 2024. We have filed Amendment No.1 to the Registration Statement on Form S-1 (the “Amendment”) with the Commission today.

Our response has been numbered to be consistent with the Comment on the Comment Letter.

Registration Statement on Form S-1 Filed September 11, 2024
General

1.	Please revise the registration statement to provide a detailed description of each of the transactions in which the selling stockholders obtained the securities being registered in this registration statement. Please also ensure that the terms of each security are clearly disclosed in the registration statement.

Response:	The disclosure requested by the Staff has been added to page 38 of the Prospectus.

Plan of Distribution, page 38

2.	We note your disclosure on page 38 that your selling securityholders may sell their securities through purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:	We note the Staff’s comment, and in response thereto, have revised the disclosure on page 41 of the Amendment to cover underwritten offerings in the Plan of Distribution, and confirm the Company’s understanding that the retention by a selling stockholder of a broker-dealer acting as a principal would constitute a material change to the plan of distribution requiring a post-effective amendment.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, Esq., of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely,

NASON YEAGER GERSON HARRIS & FUMERO, P.A.

By: /s/ Nason, Yeager, Gerson, Harris & Fumero, P.A.

Cc:

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